Exhibit 99.8

**Annex A**

| Date | Seller | Number of Shares Sold | Weighted Average Price |
|------|--------|----------------------|------------------------|
| May 8, 2026 | Clal Industries Ltd. | 97,302 | $4.2437[1] |
| May 11, 2026 | Clal Industries Ltd. | 132,665 | $4.2788[2] |
| May 14, 2026 | Clal Industries Ltd. | 15,947 | $4.0501[3] |
| May 15, 2026 | Clal Industries Ltd. | 3,100 | $4.0048[4] |
| May 18, 2026 | Clal Industries Ltd. | 62,061 | $4.0802[5] |
| May 21, 2026 | Clal Industries Ltd. | 28,586 | $3.9800[6] |

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[1] These shares were sold in multiple transactions at prices ranging from $4.2000 to $4.6100, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[2] These shares were sold in multiple transactions at prices ranging from $4.2000 to $4.3500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[3] These shares were sold in multiple transactions at prices ranging from $4.0500 to $4.0550, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[4] These shares were sold in multiple transactions at prices ranging from $4.0000 to $4.0500, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[5] These shares were sold in multiple transactions at prices ranging from $4.0000 to $4.1659, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[6] These shares were sold in multiple transactions at prices ranging from $3.9800 to $4.0000, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

| | | | |
|---|---|---|---|
| May 22, 2026 | Clal Industries Ltd. | 243,539 | $4.1592[7] |
| May 26, 2026 | Clal Industries Ltd. | 128,256 | $4.1727[8] |
| May 27, 2026 | Clal Industries Ltd. | 125,214 | $4.1590[9] |

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[7] These shares were sold in multiple transactions at prices ranging from $4.0000 to $4.2900, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[8] These shares were sold in multiple transactions at prices ranging from $4.1000 to $4.2600, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.

[9] These shares were sold in multiple transactions at prices ranging from $4.1000 to $4.2600, inclusive. The Reporting Persons undertake to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within such range.